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Securities and Exchange

MAR - 6 2018

RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5A PART III

SEC FILE NUMBER
8-33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2017 (MM/DD/YY) AND ENDING DECEMBER 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **D.B. MCKENNA & CO., INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 WEST MAIN STREET
(No. and Street)

BENNINGTON	VT	05201-2108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD BRIAN MCKENNA 802-447-1538
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DM

OATH OR AFFIRMATION

I, DONALD BRIAN MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or D.B. MCKENNA & CO., INC., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of D.B. McKenna & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D.B. McKenna & Co., Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D.B. McKenna & Co., Inc.'s management. Our responsibility is to express an opinion on D.B. McKenna & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.B. McKenna & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as D.B. McKenna & Co., Inc.'s auditor since 2017.

Maitland, Florida

February 17, 2018

D.B. McKenna Co., Inc.
Statement of Financial Condition
December 31, 2017

		2017
Assets		
Current assets:		
Cash and cash equivalents	$	111,305
Clearing Broker Deposit		30,115
Accounts receivable		28,334
Total current assets		169,754
Marketable Securities		43,949
Total assets	$	213,703
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$	28,582
Total liabilities		28,582
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost		8,000
Contributed capital		40,000
Accumulated other comprehensive income (loss)		22,025
Retained earnings		115,096
Total stockholders' equity		185,121
Total liabilities and stockholders' equity	$	213,703

*The accompanying notes are an integral part of these financial statements

Note 1- Organization and Nature of Business

Organization –D.B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc. (RJA).

Description of Business- The Company's revenues derive from mutual fund sales, 12b-1 fees, equity commissions, and professional fees. The Company does not hold funds or securities for, or owe funds or securities to customers.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 – Summary of Significant Accounting Policies

Basis of Reporting- The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents – The Company classifies cash accounts and certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market fund seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Clearing Deposit – The Company maintains a clearing deposit with RJA. This is in accordance with the terms of the agreement between the Company and RJA, the clearing broker.

Marketable Securities– The Company's marketable securities are measured at fair value in accordance with FASB ASC 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Note 2- Summary of Significant Accounting Policies (continued)

Marketable Securities (continued) -

Level 2- Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The table below presents the amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
Marketable Securities	$43,949	$43,949	-	-

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets – Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2017.

Income Taxes – The Company accounts for income taxes in accordance with FASB ASC 740 *"Income Taxes"*. FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2017. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2017, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Revenue Recognition – Commissions and related clearing costs from securities transactions are recorded on a trade-date basis. Commissions and fees are reported net of clearing costs. Professional fees are recorded as earned. Mutual fund and 12b-1 commissions are recorded on a trade-date basis.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 2- Summary of Significant Accounting Policies (continued)

Subsequent Events – Subsequent events have been evaluated through February 17, 2018, the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3- Marketable Securities

As of December 31, 2017, the Company held two common stocks with a market value of $43,949. The equities have unrealized gains of $22,025 as of December 31, 2017. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2017.

Note 4- Accumulated Other Comprehensive Income

The Company did not have any reclassification adjustments out of accumulated other comprehensive income into net income for 2017.

Note 5- Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2017, the Company had adjusted net capital of $161,365 with a minimum net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was .1771 to 1.

Note 6- Income Taxes

The Company has provided a provision for the minimum state income tax and has no federal income taxes for the year ended December 31, 2017. In addition, the Company has no material deferred tax assets or liabilities as of December 31, 2017.

Note 7- Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Note 8- Related Parties

The Company paid rent expense to McKenna Realty Co., which is owned by Donald McKenna in the amount of $37,200 for the year ended December 31, 2017.

The company pays payroll for employees of a related company (same ownership), Bennington Financial Planning Group (BFPG) of which they were reimbursed $141,995 in payroll expenses, which is recorded as an off-set to compensation in the statement of operations.

In addition, during 2017 the Bennington Financial Planning Group (BFPG), of which Donald McKenna is the President, paid the Company $306,924 in fees for trades placed and other business services, which is reported in other income – related party in the statement of operations.

Note 9 – Lease Commitment

The Company entered into a lease agreement with McKenna Realty LLC (related party) on November 12th, 2014. The term of the lease is for 5 years, commencing on January 1st 2015 and ending on December 31st 2020. Future lease commitments are as follows:

2018	$37,200
2019	$37,200
2020	$37,200
	$111,600

Note 10 – Commitments and Contingencies

The company has no other commitments or contingencies, except as noted in note 9.